UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41657

CBL INTERNATIONAL LIMITED

(Registrant’s Name)

Level 23-2, Menara Permata Sapura

Kuala Lumpur City Centre

50088 Kuala Lumpur

Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Securities Purchase Agreement

On July 22, 2024, CBL International Limited (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) for a private placement (the “Private Placement”) with an accredited investor (the “Buyer”). Pursuant to the Securities Purchase Agreement, the Buyer has agreed to purchase 2,500,000 Ordinary Shares of the Company, par value $0.0001 per share (the “Shares”) at a purchase price of $0.55 per share (the “Securities”).

The Private Placement is expected to close on or about August 30, 2024, subject to the satisfaction of customary closing conditions. The Company anticipates receiving gross proceeds from the Private Placement of approximately $1.375 million before deducting any offering expenses payable by the Company. The Company intends to use the net proceeds to fund network development, alternative energy and biofuel supply development, future acquisitions as well as working capital and general corporate purposes.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by references to the full text of the Purchase Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated by reference herein.

Registration Rights Agreement

In connection with the Private Placement, the Company also entered into a registration rights agreement, dated July 22, 2024 (the “Registration Rights Agreement”) with the Buyer requiring the Company to file a registration statement with respect to the resale of the Shares. The Company is required to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable, but in no event later than 30 days following the closing of the Private Placement, and to use commercially reasonable efforts to have the registration statement declared effective as soon as reasonably practicable.

The Company has granted the Buyer customary indemnification rights in connection with the Registration Rights Agreement. The Buyer has also granted the Company customary indemnification rights in connection with the Registration Statement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by references to the full text of such agreement, which is filed as Exhibit 10.2 to this Current Report on Form 6-K and is incorporated by reference herein.

Item 3.02.	Unregistered Sales of Equity Securities.

The information contained above under Item 1.01, to the extent required by Item 3.02 of Form 6-K, is hereby incorporated by reference herein. Based in part upon the representations of the Buyer in the Securities Purchase Agreement, the offering and sale of the Securities is being made in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D under the Securities Act and corresponding provisions of state securities or “blue sky” laws. The offer and sale of the Securities will not be registered under the Securities Act or any state securities laws and the Securities may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements.

Neither this Current Report on Form 6-K nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy shares of Common Stock or other securities of the Company.

Item 7.01.	Regulation FD Disclosure.

The information contained above under Item 1.01 is hereby incorporated by reference herein.

The information under this Item 7.01, is deemed “furnished” and not “filed” under Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Cautionary Statements

This filing includes “forward-looking statements.” All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements. Actual results could vary significantly from those expressed or implied in such statements and are subject to a number of risks and uncertainties. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company can give no assurance that such expectations will prove to be correct. The forward-looking statements involve risks and uncertainties that affect the Company’s operations, financial performance, and other factors as discussed in the Company’s filings with the SEC. Among the factors that could cause results to differ materially are those risks discussed in the periodic reports the Company files with the SEC. You are urged to carefully review and consider the cautionary statements and other disclosures made in those filings, specifically those under the heading “Risk Factors.” The Company does not undertake any duty to update any forward-looking statement except as required by law.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description

10.1	Form of Securities Purchase Agreement, dated July 22, 2024, by and among the Company and the Purchasers.

10.2	Form of Registration Rights Agreement, dated July 22, 2024, by and among the Company and the Purchasers.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

	By:	/s/ Teck Lim Chia
	Name:	Teck Lim Chia
Date: July 22, 2024	Title:	Chief Executive Officer